UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Performance Report 2024

FPSO MARECHAL
DUQUE DE CAXIAS
SINGAPORE

FPSO Marechal Duque de Caxias
First oil in October 2024

PETROBRAS | Performance Report | 4Q24	2

DISCLAIMER

This report may contain forward-looking statements about future events. Such forecasts reflect only the expectations of the company's management about future economic conditions, as well as the company's industry, performance and financial results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should", as well as other similar terms, are intended to identify such forecasts, which, of course, involve risks and uncertainties foreseen or not foreseen by the company and, consequently, are not guarantees of the company's future results. Therefore, future results of the company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein. The Company undertakes no obligation to update the presentations and forecasts in the light of new information or future developments. The figures reported for 4Q24 onwards are estimates or targets. Additionally, this presentation contains some financial indicators that are not recognized under BR GAAP or IFRS. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by other companies. We provide these indicators because we use them as measures of the company's performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Debt in the Glossary and respective reconciliations in the Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA and Net Debt sections. Consolidated financial information prepared in accordance with International Accounting Standard and audited by the independent auditors.

PETROBRAS | Performance Report | 4Q24	3

CEO’s Message

Dear shareholders and investors,

It is with great satisfaction that I address you to present some of the many achievements we have obtained in 2024 and to talk a little about the near future of our Petrobras.

The excellent operational and financial results of 2024 demonstrate, once again, our company's ability to generate value that is returned to society and our investors. I highlight the operational generation of US$ 38 billion and the financial debt of US$ 23 billion, the lowest level since 2008.

The variation in profit that we report is fundamentally due to, an accounting issue that does not affect our cash: the exchange rate variation of debts between Petrobras and its subsidiaries abroad*. The annual result was also impacted by the effects, in 2Q24, of the tax transaction that concluded legal disputes amounting to R$ 45 billion. This tax transaction has broadly positive repercussions for Petrobras in terms of risk mitigation and cash outflows. Excluding one-off events, the net profit for the year would be US$ 19.4 billion (R$ 103 billion) and EBITDA would be US$ 45.9 billion (R$ 245.8 billion).

In 2024, we once again achieved our oil and gas production targets. As I always emphasize: every drop of oil that generates profit for the company matters. Thus, achieving production targets is fundamental for Petrobras, as it allows us to maximize value generation through better integration with our downstream assets. Our commitment to these targets also reflects our focus on operational efficiency and project management.

I would like to mention some achievements of 2024 related to our production targets: the early start-up of the FPSO Maria Quitéria in the Jubarte field, the achievement of the maximum production capacity of the FPSO Sepetiba in the Mero field, and the start-up of the FPSO Marechal Duque de Caxias, also in the Mero field.

In refining, we increased the utilization rate of our refineries to 93%, the highest in ten years, and set a record for processing pre-salt oils, which accounted for 70% of the total processed. Historical records were also set for the production of gasoline and S-10 diesel.

Despite the excellence of our results in 2024, we want to and will do much more.

In refining, by 2025, we will have an increase of 25 kbpd in processing capacity with the completion of the revamp of Train 1 at RNEST, already considering the start-up of the SNOx unit in 2024. We will also achieve an additional production of 63 kbpd of diesel S-10 with the new Hydrocracking unit (HDT) at Replan.

In Exploration & Production (E&P), we will increase oil production by 100 kbpd, moving towards the milestone of 2.5 million bpd by 2027. We will also increase gas supply to 50 million m³/day by 2026. To achieve this goal, we will start operating, in 2025, the second module of the gas processing unit at the Boaventura Complex, with the capacity to process 10.5 million m³/day, totaling 21 million m³/day of total capacity. Also in 2025, we will add a production capacity of 585 kbpd through the commissioning of three new production units in the pre-salt. The first of these, the FPSO Almirante Tamandaré, is the largest platform to enter operation in the Búzios field and has been producing since February. This unit, which is the sixth in the Búzios field, was fundamental for an extremely relevant achievement: on Monday, February 24, we surpassed the mark of 800 kbpd barrels in Búzios.

Regardless of the magnitude of the results and the infrastructure to be implemented, we know we cannot rest. Oil and natural gas fields, no matter how productive, are finite and therefore deplete naturally. For this reason, pursuing the replenishment of oil and gas reserves is fundamental for Petrobras to maintain its prominent position in the coming decades. Thus, the importance of responsible exploration of the Equatorial Margin stands out, always in line with the commitments made with environmental agencies. In the same vein, we will prioritize our exploratory efforts in the Pelotas basin and other assets in our portfolio.

* The exchange rate variation in these transactions is reflected in the net income of the holding company in Brazil.

PETROBRAS | Performance Report | 4Q24	4

I reiterate that our diligence in replenishing oil and gas reserves does not contradict our relentless pursuit of neutrality in our operational emissions. Our current oil and gas production already stands out with one of the lowest environmental footprints in the industry. Nevertheless, we remain committed to reducing our operational emissions and seeking profitable investments for scope 3 emissions.

I emphasize the prospect of profitability: our governance establishes that our investments, in all business segments, must be profitable, even in a scenario with more challenging assumptions. This is what we have done, for example, in the E&P segment: we have only sanctioned projects that present an expectation of profitability considering the Brent price at US$ 45/bbl in the long term. Only with the generation of economic value will we continue to build a long-lasting, responsible Petrobras capable of generating wealth for future generations.

And this is what we proposed with our new Strategic Plan. We continue to focus on E&P, with production growth and prioritization of reserve replenishment. At the same time, we maintain our integration strategy with downstream and increase our decarbonization and green energy generation efforts to be leaders in the just energy transition.

In this sense, we continue to analyze opportunities for profitable diversification and integrated operations in petrochemicals. We are advancing in partnership studies with major players for the production of ethanol, in addition to the initiative, also in collaboration with partners, for the production of e-methanol, aiming to implement the first commercial-scale plant in Brazil, among other decarbonization initiatives.

We are returning to the fertilizers segment, with the ANSA operation scheduled for 2025 and the resumption of construction of UFN 3.

All these initiatives contribute to the sustainable growth of Petrobras, generating returns for government and private shareholders and for society.

In 2024, we delivered a total return to shareholders of around 20%, considering the appreciation of the share price and the payment of dividends. We invested R$ 91 billion (5% of total investments in Brazil), sustaining 250 thousand jobs. We paid R$ 270 billion in taxes; we distributed R$102.6 billion, of which R$37.9 billion corresponded to the control group;; and we allocated more than R$ 1 billion in voluntary and mandatory investments, sponsorships and donations.

Our efforts in the environmental, social, and governance areas received important recognition: this year, Petrobras returned to the Dow Jones Sustainability Index, one of the most important in the world. Petrobras is one of nine global energy companies qualified among more than 50 companies in the sector evaluated.

We will continue to generate high returns for society and shareholders, and I am confident that the way to achieve this is to continue investing in profitable projects, with capital discipline, rationality, governance, and efficiency, working with integrity, safety, innovation, and care for people, our main asset. Petrobras has an even brighter future ahead. Brazil is our energy.

Magda Chambriard, Petrobras’ CEO

PETROBRAS | Performance Report | 4Q24	5

Highlights – 2024

Highlights - 2024

“2024 was a positive year for Petrobras. We consistently maintained strong cash generation, reaching US$ 38 billion in Operating Cash Flow in 2024. This result demonstrates the company's financial health and the quality of its assets, which operate profitably, generating resources to make investments, remunerate shareholders and meet all its obligations. In 2025, with the entry of three new production systems in the year and an expected increase of 100,000 barrels per day, we expect to have even more consistent results.”

Fernando Melgarejo, Chief Financial and Investor Relations Officer

Main financial highlights

•	Maintenance of a strong cash generation with Operating Cash Flow of US$ 38.0 billion and Free Cash Flow of US$ 23.3 billion in 2024
•	Financial debt of US$ 23.2 billion at year end, the lowest level since 2008
•	Consistent performance: Adjusted EBITDA without one-off events of US$ 45.9 billion and Net Profit without one-off events of US$ 19.4 billion

“Petrobras' result in 2024 was mainly impacted by an item of an accounting nature: the exchange rate variation on debts between Petrobras and its subsidiaries abroad. These are financial transactions between companies in the same group, which generate opposite effects that in the end balance out economically. This is because the currency variation in these transactions enters the net result of the Holding in Brazil and negatively impacted the profit for 2024. At the same time, there was a direct positive impact on equity.”

Fernando Melgarejo, Chief Financial and Investor Relations Officer

PETROBRAS | Performance Report | 4Q24	6

Highlights – 2024

Commitment to investments

•	Capex of US$ 16.6 billion in 2024

“The CAPEX of US$ 16.6 billion, higher than the guidance, does not represent an additional cost but an anticipation, as we were able to reduce the gap between the physical and financial evolution of the platforms in Búzios. We expected this reduction in the mentioned mismatch to occur throughout 2025, but we acted strongly in contractual management and the solution was totally anticipated to 2024. Petrobras benefits from reduced risks and increased potential for anticipations. This is what we are focused on: executing our investment plan and achieving our production targets.”

Fernando Melgarejo, Chief Financial and Investor Relations Officer

Contribution to society

•	We paid R$ 270 billion in taxes to the Federal Government, states and municipalities, the second highest payment in the last 10 years
•	We distributed R$102.6 billion, of which R$37.9 billion corresponded to the control group
•	We allocated more than R$ 1 billion in voluntary and mandatory investments, sponsorships and donations

Main operational highlights

•	We increased our proven reserves, reaching a reserve replacement ratio (RRR) of 154% and a production reserve ratio (R/P) of 13.2 years
•	We had the production start-up on FPSO Maria Quitéria and FPSO Marechal Duque de Caxias and reached the top of production on FPSO Sepetiba
•	We set new annual records for total own and operated production in pre-salt, with 2.2 million boed and 3.2 million boed, respectively. The production volume in pre-salt represents 81% of the company's total production in 2024
•	We confirmed, together with partners, a discovery of 6 trillion cubic feet (Tcf) in place (VGIP), with the drilling of the Sirius-2 well. The largest gas discovery in Colombia's history
•	Total utilization factor (FUT) in 2024 was 93%, the highest of the refining system in the last 10 years considering Petrobras current refineries
•	We achieved a record of 70% share of pre-salt oil in refinery throughput and set production records for gasoline (420 kbpd) and S-10 diesel (452 kbpd)
•	We started commercial operation of the natural gas processing unit at Boaventura Energy Complex and the start-up of SNOx at RNEST.

PETROBRAS | Performance Report | 4Q24	7

Highlights – 2024

Main items

Table 1 – Main items

						Variation (%)
US$ million	4Q24	3Q24	4Q23	2024	2023	4Q24 X 3Q24	4Q24 X 4Q23	2024 X 2023
Sales revenues	20,815	23,366	27,107	91,416	102,409	(10.9)	(23.2)	(10.7)
Gross profit	9,983	12,005	14,654	45,972	53,974	(16.8)	(31.9)	(14.8)
Operating expenses	(7,196)	(3,605)	(6,632)	(19,096)	(15,941)	99.6	8.5	19.8
Consolidated net income (loss) attributable to the shareholders of Petrobras	(2,780)	5,870	6,259	7,528	24,884	−	−	(69.7)
Consolidated net income (loss) without one-off events attributable to the shareholders of Petrobras (*)	3,083	5,475	7,642	19,370	25,634	(43.7)	(59.7)	(24.4)
Net cash provided by operating activities	8,204	11,307	11,669	37,984	43,212	(27.4)	(29.7)	(12.1)
Free cash flow	3,766	6,857	8,073	23,318	31,074	(45.1)	(53.4)	(25.0)
Adjusted EBITDA	7,165	11,480	13,470	40,399	52,414	(37.6)	(46.8)	(22.9)
Adjusted EBITDA without one-off events (*)	9,879	11,614	14,985	45,886	55,158	(14.9)	(34.1)	(16.8)
Gross debt (US$ million)	60,311	59,132	62,600	60,311	62,600	2.0	(3.7)	(3.7)
Net debt (US$ million)	52,240	44,251	44,698	52,240	44,698	18.1	16.9	16.9
Net debt/LTM Adjusted EBITDA ratio	1.29	0.95	0.85	1.29	0.85	35.8	51.8	51.8
Average commercial selling rate for U.S. dollar	5.84	5.55	4.95	5.39	4.99	5.2	18.0	8.0
Brent crude (US$/bbl)	74.69	80.18	84.05	80.76	82.62	(6.8)	(11.1)	(2.3)
Price of basic oil products - Domestic Market (US$/bbl)	83.30	88.10	104.30	89.57	101.05	(5.4)	(20.1)	(11.4)
TRI (total recordable injuries per million men-hour frequency rate)	-	-	-	0.70	0.80	-	-	(12.5)
ROCE (Return on Capital Employed)	7.2%	9.2%	11.2%	7.2%	11.2%	-2 p.p.	-4 p.p.	-4 p.p.
(*) See reconciliation of net income and Adjusted EBITDA in the One-off events section.

PETROBRAS | Performance Report | 4Q24	8

Consolidated results

Consolidated results

In 2024, Petrobras posted strong cash generation, evidencing its financial strength while maintaining its commitment to investments and shareholders remuneration.

Throughout 2024, the external environment was marked by a 2% decline in Brent prices and a 39% reduction in diesel crackspreads. Despite these factors, Petrobras achieved Adjusted EBITDA without one-off events of US$ 45.9 billion.

Adjusted EBITDA without one-off events in 2024 was 17% lower than in 2023, reflecting a deterioration in the external environment with lower oil prices and international margins in the refining segment, as well as lower oil production volumes.

Net income for 2024 amounted to US$ 7.5 billion, a 70% reduction compared to 2023, mainly due to an accounting effect that does not affect our cash or equity: the exchange rate variation of debts between Petrobras and its overseas subsidiaries. Without one-off events, net profit would have been US$ 19.4 billion.

Due to the depreciation of the final exchange rate, the financial result for 2024 was negative by US$ 15.1 billion. In addition, financial expenses associated with the Tax Transaction were recognized in 2Q24. The tax transaction was positive for the company as it ended billion-dollar disputes that caused great uncertainty for the company’s cash position. Petrobras shares rose more than 3% following the announcement of the transaction.

In 4Q24, the company recorded a loss of US$ 2.8 billion, mainly reflecting the impact of foreign exchange rate depreciation, which, as mentioned, is a purely accounting event, as well as higher provisions, with no cash effect, in operating expenses, partially offset by lower income tax and social contribution (IR/CSLL). Without one-off events, Petrobras would have recorded a profit of US$ 3.1 billion.

PETROBRAS | Performance Report | 4Q24	9

One-off events

One-off events

Table 2 – One-off events

						Variation (%)
US$ million	4Q24	3Q24	4Q23	2024	2023	4Q24 X 3Q24	4Q24 X 4Q23	2024 X 2023
Net income (loss)	(2,766)	5,891	6,282	7,605	24,995	−	−	(69.6)
Items with one-off events	(8,880)	601	(2,092)	(17,063)	(1,139)	−	324.5	1398.1
Items with one-off events that do not affect Adjusted EBITDA	(6,166)	735	(577)	(11,576)	1,605	−	968.6	−
Impairment of assets and investments	(1,579)	(3)	(2,208)	(1,518)	(2,682)	52533.3	(28.5)	(43.4)
Gains and losses on disposal/write-offs of assets	39	(97)	145	228	1,295	−	(73.1)	(82.4)
Results from co-participation agreements in bid areas	156	−	237	259	284	−	(34.2)	(8.8)
Effect of the tax transaction on net finance income (expense)	(13)	110	−	(2,052)	−	−	−	−
Discount and premium on repurchase of debt securities	(14)	24	34	10	76	−	−	(86.8)
Gains/(losses) with foreign exchange variation Real x U.S. dollar (*)	(4,755)	701	979	(8,503)	2,396	−	−	−
Legal agreement with Eletrobras - compulsory loans	−	−	236	−	236	−	−	−
Other items with one-off events	(2,714)	(134)	(1,515)	(5,487)	(2,744)	1925.4	79.1	100.0
Voluntary Separation Plan	−	11	2	8	8	−	−	−
Collective bargaining agreement	−	−	(211)	(8)	(217)	−	−	(96.3)
Amounts recovered from Lava Jato investigation	22	31	10	60	109	(29.0)	120.0	(45.0)
Gains/(losses) on decommissioning of returned/abandoned areas	(2,575)	−	(1,179)	(2,584)	(1,195)	−	118.4	116.2
Gains/(losses) related to legal proceedings	(188)	(287)	(125)	(996)	(797)	(34.5)	50.4	25.0
Effect of the tax transaction on other taxes	14	105	−	(671)	−	(86.7)	−	−
Equalization of expenses - Production Individualization Agreements	13	(5)	(12)	(16)	(50)	−	−	(68.0)
Gains/(losses) arising from actuarial review of health care plan	−	−	−	(1,291)	−	−	−	−
Gains/(losses) with the transfer of rights on concession agreements	−	11	−	11	−	−	−	−
Compensation for the termination of a vessel charter agreement	−	−	−	−	(317)	−	−	−
Export tax on crude oil	−	−	−	−	(285)	−	−	−
Net effect of items with one-off events on IR/CSLL	3,017	(206)	709	5,224	390	−	325.5	1239.5
Net income without one-off events	3,097	5,496	7,665	19,444	25,744	(43.6)	(59.6)	(24.5)
Shareholders of Petrobras	3,083	5,475	7,642	19,370	25,634	(43.7)	(59.7)	(24.4)
Non-controlling interests	14	21	23	74	110	(33.3)	(39.1)	(32.7)
Adjusted EBITDA	7,165	11,480	13,470	40,399	52,414	(37.6)	(46.8)	(22.9)
Items with one-off events	(2,714)	(134)	(1,515)	(5,487)	(2,744)	1925.4	79.1	100.0
Adjusted EBITDA without one-off events	9,879	11,614	14,985	45,886	55,158	(14.9)	(34.1)	(16.8)
(*) As of 4Q24, the line "gains/(losses) with foreign exchange variation Real x U.S. dollar" was added to the table above to calculate adjusted EBITDA and net income without one-off events. For comparative purposes, the periods previously disclosed were updated.

In management's view, the one-off events presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and shall be disclosed when relevant.

PETROBRAS | Performance Report | 4Q24	10

Capex

Capex

Table 3 - Capex

						Variation (%)
US$ million	4Q24	3Q24	4Q23	2024	2023	4Q24 X 3Q24	4Q24 X 4Q23	2024 X 2023
Exploration & Production	4,899	3,773	2,752	13,912	10,283	29.8	78.0	35.3
Refining, Transportation and Marketing	538	452	530	1,799	1,559	18.8	1.5	15.4
Gas & Low Carbon Energies	129	97	134	426	277	33.7	(3.7)	53.9
Others	163	111	142	461	413	47.2	15.2	11.7
Subtotal	5,729	4,433	3,558	16,598	12,532	29.2	61.0	32.4
Signature bonus	2	21	−	23	141	(91.9)	−	(83.9)
Total	5,731	4,454	3,558	16,621	12,673	28.7	61.1	31.2

n 2024, Capex totaled $16.6 billion, representing a 31% increase compared to 2023, mainly due to higher spending on major pre-salt projects, especially in the new production systems of the Búzios field and the revitalization of the Marlim field.

The investment made in 2024 was 15% above the guidance disclosed in August 2024, largely due to the recovery from the discrepancy observed in the first half of the year between the physical progress of activities and the financial progress based on the fulfillment of key delivery milestones of the five owned FPSOs under construction for the Búzios field.

The company expected this mismatch to be reduced throughout 2025. However, it took strong action to seek alternatives to fully resolve this issue still in 2024, implementing various contractual diligence measures to ensure the completion of physical delivery packages that enable payment milestones. These efforts allowed us to accelerate financial progress in the last quarter and recover a significant portion of the shortfall attributable to the under-execution of CAPEX compared to the disclosed plan.

The reduction of the physical-financial mismatch and the greater alignment of incentives with suppliers for achieving the milestones are fundamental vectors for bringing the new systems into production as planned, mitigating risks of delays and increasing the potential for anticipations.

We reaffirm Petrobras' management commitment to continuously seek initiatives that support the timely commissioning of production systems established in the strategic plan. This is exemplified by the successful startup of the FPSOs Maria Quitéria, Marechal Duque de Caxias, and Almirante Tamandaré in the Jubarte, Mero, and Búzios fields, respectively, which were achieved either ahead of schedule or in accordance with the deadlines set in the 2024-28+ Strategic Plan timeline.

The company reiterates the proposed Capex guidance for the year 2025 (under the exchange rate assumptions of the Business Plan) of $18.5 billion, with a variation of +/- 10%, considering the potential for value generation with the advancement of the Capex vector over the coming years, without this resulting in an increase in the total value projected for executing the projects during the period from 2024 to 2029 (Guidance + PN 2025-29). However, we will maintain the most likely dates disclosed for the entry of the systems and the CAPEX of the PN 2025-29, considering the intrinsic risks and uncertainties related to the implementation of the projects, contained in the margin of +/- 10%.

In 4Q24 2024, Capex totaled $5.7 billion, 29% higher than 2Q24, mainly due to higher spending on major pre-salt projects, especially in the new production systems of the Búzios field.

In the Exploration and Production segment, 4Q24 Capex amounted to $4.9 billion, 30% higher than in 3Q24, and were mainly concentrated on: (i) developing production in the Santos Basin pre-salt area ($2.8 billion); (ii) developing production in the Campos Basin pre/post-salt areas ($0.9 billion); and (iii) exploratory investments ($0.3 billion). The increase compared to the previous quarter is due to progress in the construction of new production systems in the Búzios field, with a focus on investments associated with the arrival of equipment at platforms P-80, P-82, and P-83, and the construction of modules for units P-78 and P-79.

PETROBRAS | Performance Report | 4Q24	11

Capex

In the Refining, Transportation, and Marketing segment, Capex totaled $0.5 billion in 4Q24, a growth of 19% compared to 3Q24. This increase occurred due to higher spending on scheduled refinery stoppages, particularly at RNEST, REPLAN, and REGAP, in addition to progress on the RNEST Train 1 project and small-scale refinery projects.

In the Gas and Low-Carbon Energies segment, Capex totaled $0.1 billion in 4Q24, 34% higher than 3Q24. The increase was mainly due to the maintenance and operational continuity of thermal plants, as well as spending on infrastructure maintenance of GASBOL in TBG.

Additionally, in 4Q24, US$ 2 million was recognized related to signing bonuses for 26 blocks (partnership with Shell) in the Pelotas Basin.

It is worth highlighting the start of operations in 4Q24 of the leased FPSOs Marechal Duque de Caxias (Mero 3) and Maria Quitéria (Integrado Parque das Baleias), with total lease costs amounting to US$ 3.5 billion (Petrobras' share). Similarly to the owned units, leased FPSOs are recognized as assets of the Company and represent an investment effort to expand production capacity with new units. However, they are not included in Capex.

The following table presents the main information about the new oil and gas production systems, already contracted.

PETROBRAS | Performance Report | 4Q24	12

Capex

Table 4 – Main projects

Unit	Start-up	FPSO capacity (bbl/day)	Petrobras Actual Investment (US$ bn)	Petrobras Total Investment (US$ bn) (1)	Petrobras Stake	Status
Mero 2 FPSO Sepetiba (Chartered unit)	2023	180,000	0.8	1.0	38.6%	Project in execution phase with production system in operation. 13 wells drilled and 13 completed.
Integrado Parque das Baleias (IPB) FPSO Maria Quitéria (Chartered unit)	2024	100,000	1.1	1.9	100%	Project in execution phase with production system in operation. 4 wells drilled and 3 completed. (2)
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180,000	0.5	0.9	38.6%	Project in execution phase with production system in operation. 12 wells drilled and 11 completed.
Búzios 7 FPSO Almirante Tamandaré (Chartered unit)	2025	225,000	1.2	2.0	88.99%	Project in execution phase with production system in operation. 15 wells drilled and 14 completed.
Búzios 6 P-78 (Owned unit)	2025	180,000	2.2	5.2	88.99%	Project in execution phase with production system under construction. 7 wells drilled and 4 completed.
Mero 4 FPSO Alexandre de Gusmão (Chartered unit)	2025	180,000	0.2	1.3	38.6%	Project in execution phase with production system in transit to Brazil. 8 wells drilled and 6 completed.
Búzios 8 P-79 (Owned unit)	2026	180,000	2.1	5.7	88.99%	Project in execution phase with production system under construction. 9 wells drilled and 6 completed.
Búzios 9 P-80 (Owned unit)	2027	225,000	1.6	6.5	88.99%	Project in execution phase with production system under construction. 3 wells drilled and 2 completed.
Búzios 10 P-82 (Owned unit)	2027	225,000	1.3	7.4	88.99%	Project in execution phase with production system under construction. 1 well drilled.
Búzios 11 P-83 (Owned unit)	2027	225,000	1.0	6.8	88.99%	Project in execution phase with production system under construction. 3 wells drilled and 1 completed.
Raia Manta e Raia Pintada FPSO Raia (Non-operated project)	2028	126,000	0.8	2,7 (3)	30%	Project in execution phase with production system under construction.
Atapu 2 P-84	2029	225,000	0.3	6.4	65.7%	Project in execution phase with production system under construction.
Sépia 2 P-85	2030	225,000	0.2	4.7	55.3%	Project in execution phase.

(1) Total investment with the 2025-29+ Strategic Plan assumptions and Petrobras work interest (WI). Chartered units leases are not included.

(2) Production Unit for revitalization project. Refers only to new wells. The scope of the project also includes the relocation of some wells of the units being decommissioned.

(3) Total investment considering Petrobras work interest (WI). It is included the FPSO, contracted on a lump sum turnkey modality, which includes engineering, procurement, construction and installation for the unit. The contractor will also provide FPSO operation and maintenance services during the first year from the start of production.

PETROBRAS | Performance Report | 4Q24	13

Liquidity and capital resources

Liquidity and capital resources

Table 5 - Liquidity and capital resources

US$ million	4Q24	3Q24	4Q23	2024	2023
Adjusted cash and cash equivalents at the beginning of period	14,881	13,470	17,272	17,902	12,283
Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the beginning of period (*)	(6,187)	(5,586)	(5,162)	(5,175)	(4,287)
Cash and cash equivalents at the beginning of period	8,694	7,884	12,110	12,727	7,996
Net cash provided by operating activities	8,204	11,307	11,669	37,984	43,212
Net cash (used in) provided by investing activities	(3,271)	(4,742)	(3,228)	(13,369)	(7,955)
Acquisition of PP&E and intangible assets	(4,429)	(4,443)	(3,594)	(14,644)	(12,114)
Acquisition of equity interests	(9)	(7)	(2)	(22)	(24)
Proceeds from disposal of assets - Divestment	72	25	42	863	3,606
Financial compensation from co-participation agreements	−	−	−	397	391
Divestment (investment) in marketable securities	1,070	(374)	313	(109)	98
Dividends received	25	57	13	146	88
(=) Net cash provided by operating and investing activities	4,933	6,565	8,441	24,615	35,257
Net cash used in financing activities	(9,654)	(5,895)	(7,871)	(33,088)	(30,700)
Changes in non-controlling interest	23	(232)	103	(84)	1
Net financings	(2,122)	(1,457)	(1,207)	(6,325)	(3,961)
Proceeds from finance debt	576	986	910	2,129	2,210
Repayments	(2,698)	(2,443)	(2,117)	(8,454)	(6,171)
Repayment of lease liability	(2,099)	(1,913)	(1,792)	(7,895)	(6,286)
Dividends paid to shareholders of Petrobras	(5,456)	(2,293)	(4,436)	(18,327)	(19,670)
Share repurchase program	−	−	(538)	(380)	(735)
Dividends paid to non-controlling interests	−	−	(1)	(77)	(49)
Effect of exchange rate changes on cash and cash equivalents	(702)	140	47	(983)	174
Cash and cash equivalents at the end of period	3,271	8,694	12,727	3,271	12,727
Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the end of period (*)	4,800	6,187	5,175	4,800	5,175
Adjusted cash and cash equivalents at the end of period	8,071	14,881	17,902	8,071	17,902
Reconciliation of Free Cash Flow
Net cash provided by operating activities	8,204	11,307	11,669	37,984	43,212
Acquisition of PP&E and intangible assets	(4,429)	(4,443)	(3,594)	(14,644)	(12,114)
Acquisition of equity interests	(9)	(7)	(2)	(22)	(24)
Free cash flow (**)	3,766	6,857	8,073	23,318	31,074

(*) Includes government bonds, bank deposit certificates and time deposits of companies classified as held for sale.

(**) Free cash flow (FCF) is in accordance with the new Shareholder Remuneration Policy (“Policy”) approved on 07/28/2023 and corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. For comparative purposes, figures prior to 2Q23 have been adjusted in accordance with the new Policy.

PETROBRAS | Performance Report | 4Q24	14

Liquidity and capital resources

As of December 31, 2024, cash and cash equivalents totaled US$ 3.3 billion and adjusted cash and cash equivalents totaled US$ 8.1 billion.

In 4Q24, funds generated by operating activities reached US$ 38.0 billion and free cash flow totaled US$ 23.3 billion. This level of cash generation was used to: (a) shareholders remuneration (US$ 18.7 billion), (b) investments (US$ 14.6 billion), (c) lease liabilities amortization (US$ 7.9 billion), and (d) amortization of principal and interest due in the period (US$ 8.5 billion).

In 2024, the company paid off various loans and financings, amounting to US$ 8.5 billion, and the highlight was the repurchase and redemption of US$ 2.5 billion of bonds in the international capital markets and the prepayment of US$ 250 million in loans in the international banking market.

In 2024, the company raised US$ 2.1 billion, notably by offering bonds on the international capital markets (Global Notes) amounting to US$ 1.0 billion maturing in 2035 and raising funds in the national banking market amounting to US$ 1.1 billion.

PETROBRAS | Performance Report | 4Q24	15

Debt indicators

Debt indicators

As of December 31, 2024, gross debt reached $60.3 billion, a decrease of 3.8% compared to December 31, 2023.

Average maturity increased from 11.38 years on December 31, 2023, to 12.52 years on December 31, 2024, and the average cost varied from 6.4% p.a. to 6.8% p.a. during the same period.

The gross debt/adjusted EBITDA ratio was 1.49x on 12/31/2024, compared to 1.19x on 12/31/2023.

On 12/31/2024, the net debt reached $52.2 billion, an increase of 16.9% compared to 12/31/2023.

Table 6 – Debt indicators

US$ million	12.31.2024	09.30.2024	Δ %	12.31.2023
Financial Debt	23,162	25,756	(10.1)	28,801
Capital Markets	14,490	16,005	(9.5)	17,514
Banking Market	6,519	7,490	(13.0)	8,565
Development banks	508	587	(13.5)	698
Export Credit Agencies	1,508	1,517	(0.6)	1,870
Others	137	157	(12.7)	154
Finance leases	37,149	33,376	11.3	33,799
Gross debt	60,311	59,132	2.0	62,600
Adjusted cash and cash equivalents	8,071	14,881	(45.8)	17,902
Net debt	52,240	44,251	18.1	44,698
Net Debt/(Net Debt + Market Cap) - Leverage	39%	33%	18.2	30%
Average interest rate (% p.a.)	6.8	6.6	3.0	6.4
Weighted average maturity of outstanding debt (years)	12.52	11.57	8.2	11.38
Net debt/LTM Adjusted EBITDA ratio	1.29	0.95	35.8	0.85
Gross debt/LTM Adjusted EBITDA ratio	1.49	1.27	17.9	1.19

PETROBRAS | Performance Report | 4Q24	16

Results by business segment

Results by business segment

Exploration and Production

Table 7 – E&P results

						Variation (%) (*)
US$ million	4Q24	3Q24	4Q23	2024	2023	4Q24 X 3Q24	4Q24 X 4Q23	2024 X 2023
Sales revenues	13,388	15,383	18,506	60,516	66,880	(13.0)	(27.7)	(9.5)
Gross profit	7,386	9,404	10,909	35,693	39,641	(21.5)	(32.3)	(10.0)
Operating expenses	(4,236)	(1,222)	(3,778)	(7,639)	(5,615)	246.6	12.1	36.0
Operating income	3,150	8,182	7,131	28,054	34,026	(61.5)	(55.8)	(17.6)
Net income (loss) attributable to the shareholders of Petrobras	2,094	5,416	4,734	18,593	22,453	(61.3)	(55.8)	(17.2)
Adjusted EBITDA of the segment	6,404	10,451	11,575	38,097	44,707	(38.7)	(44.7)	(14.8)
EBITDA margin of the segment (%)	48	68	63	63	67	(20.1)	(14.7)	(4)
ROCE (Return on Capital Employed) (%)	11.0	13.4	14.5	11.0	14.5	(2.4)	(3.5)	(3.5)
Average Brent crude (US$/bbl)	74.69	80.18	84.05	80.76	82.62	(6.8)	(11.1)	(2.3)
Production taxes Brazil	2,618	2,833	3,255	11,378	12,111	(7.6)	(19.6)	(6.1)
Royalties	1,643	1,774	1,942	7,126	7,086	(7.4)	(15.4)	0.6
Special participation	966	1,050	1,304	4,216	4,981	(8.0)	(25.9)	(15.4)
Retention of areas	9	9	9	36	44	−	−	(18.2)
Lifting cost Brazil (US$/boe)	6.34	5.78	5.52	6.05	5.59	9.8	14.8	8.3
Pre-salt	4.01	3.78	3.78	3.91	3.67	6.2	6.1	6.4
Deep and ultra-deep post-salt	17.52	16.57	12.12	16.43	12.52	5.7	44.5	31.2
Onshore and shallow waters	19.00	16.74	16.15	17.22	15.67	13.5	17.7	9.9
Lifting cost + Leases	9.11	8.23	7.79	8.56	7.66	10.6	16.9	11.8
Pre-salt	6.65	6.10	6.13	6.32	5.77	9.1	8.5	9.5
Deep and ultra-deep post-salt	21.56	20.41	14.37	20.03	14.84	5.6	50.0	35.0
Onshore and shallow waters	19.00	16.74	16.15	17.22	15.67	13.5	17.7	9.9
Lifting cost + Production taxes	19.21	19.49	19.78	19.73	19.69	(1.4)	(2.9)	0.2
Lifting cost + Production taxes + Leases	21.97	21.94	22.05	22.24	21.76	0.1	(0.4)	2.2
(*) EBITDA margin and ROCE variations in percentage points.

In 2024, the E&P gross profit was US$ 35.7 billion, a 10% decrease compared to 2023, mainly due to the decrease in Brent prices and lower production. Nevertheless, we met the oil production targets established in the Strategic Plan 2024-2028+, considering the range of ± 4%.

The annual operating profit was US$ 28.1 billion, 18% lower than in 2023, mainly due to higher provisions expenses related to decommissioning of fields that are in the process of being returned and tax expenses recorded in 2Q24, as well as lower revenue from divestments.

PETROBRAS | Performance Report | 4Q24	17

Results by business segment

In 4Q24, the E&P gross profit was US$ 7.4 billion, a 21% decrease compared to 3Q24, mainly due to the decrease in Brent prices and lower production.

The operating profit in 4Q24 was US$ 3.1 billion, 62% lower than in 3Q24, reflecting the increase in operating expenses, mainly due to higher provisions related to decommissioning of fields that are in the process of being returned.

The 2024 lifting cost, excluding government participation and leases, was US$ 6.05/boe, representing a 8% increase compared to 2023 (US$ 5.59/boe), primarily due to higher integrity expenses (especially on platform maintenance), subsea inspections and well interventions, associated with higher gas flow expenses due to the startup of the Route 3 gas pipeline. These increases were offset by the devaluation of the Brazilian Real against the Dollar, active portfolio management (including divestments), the production ramp-up of new systems that came into operation in 2023 (FPSO Almirante Barroso, FPSO Anna Nery, and FPSO Anita Garibaldi), the startup of production from new systems in 2024 (FPSO Sepetiba, Maria Quitéria, and Duque de Caxias), and the increase in the P-71 production capacity.

In 4Q24, we recorded a 10% increase in lifting cost compared to 3Q24, mainly due to higher gas flow expenses associated with the startup of the Rota 3 pipeline, increased expenses on well interventions in the Campos Basin, particularly in the Barracuda, Caratinga, Marlim Sul, and Roncador fields, and the impact of lower production due to maintenance shutdowns in the Búzios field. These effects were partially offsets by the devaluation of the Brazilian Real against the Dollar.

In the pre-salt, the lifting cost increased by 6%, primarily due to the lower production in the Búzios field caused by production shutdowns, as well as higher gas flow expenses resulting from the increased volume being transported with the startup of the Rota 3 pipeline. These effects were partially offsets by the devaluation of the Brazilian Real against the Dollar.

In the post-salt, there was a 6% increase due to the intensification of well interventions in the Campos Basin, particularly in the Barracuda, Caratinga, Marlim Sul, and Roncador fields, partially offset by the effect of the exchange rate depreciation.

In the onshore and shallow water assets, there was a 14% increase due to rising costs associated with the intensification of well interventions in the Bahia onshore fields, partially offset by the effect of the exchange rate depreciation.

PETROBRAS | Performance Report | 4Q24	18

Results by business segment

Refining, Transportation and Marketing

Table 8 - RTM results

						Variation (%) (1)
US$ million	4Q24	3Q24	4Q23	2024	2023	4Q24 X 3Q24	4Q24 X 4Q23	2024 X 2023
Sales revenues	19,291	21,739	25,278	85,281	94,868	(11.3)	(23.7)	(10.1)
Gross profit	1,498	1,236	2,175	6,445	9,169	21.2	(31.1)	(29.7)
Operating expenses	(939)	(781)	(966)	(3,257)	(4,086)	20.2	(2.8)	(20.3)
Operating Income	559	455	1,209	3,188	5,083	22.9	(53.8)	(37.3)
Net income (loss) attributable to the shareholders of Petrobras	15	255	711	1,324	3,036	(94.1)	(97.9)	(56.4)
Adjusted EBITDA of the segment	1,500	1,078	1,963	5,932	8,052	39.1	(23.6)	(26.3)
EBITDA margin of the segment (%)	8	5	8	7	8	3	−	(2)
ROCE (Return on Capital Employed) (%)(2)	2.5	3.2	5.6	2.5	5.6	(0.7)	(3.1)	(3.1)
Refining cost (US$ / barrel) - Brazil	2.48	2.84	2.75	2.65	2.38	(12.7)	(9.8)	11.3
Price of basic oil products - Domestic Market (US$/bbl)	83.30	88.10	104.30	89.57	101.05	(5.4)	(20.1)	(11.4)

(1) Changes in EBITDA and ROCE margins in percentage points.

(2) Number for 3Q24 and 4Q23 revised due to the reclassification of fertilizer assets that left G&EBC and were migrated to RTC in 2023 and, until then, were not fully reflected in the ROCE calculation.

In 2024, the gross profit was US$ 2.7 billion lower than in 2023, reflecting a deterioration in the external environment with the reduction of international margins in the refining segment. Adjusting for the effect of inventory turnover of US$ 1.6 billion in 2024 and US$ 0.5 billion in 2023, the gross profit would have been US$ 4.9 billion in 2024 and US$ 9.6 billion in 2023.

The sales volume was lower, mainly for diesel, due to the increase in imports by third parties, primarily from Russia, and the rise in the mandatory blending content of biodiesel in type B diesel and gasoline, reflecting the recovery of hydrated ethanol's share compared to C gasoline in flex-fuel vehicles.

The operating income in 2024 was lower than in 2023, reflecting the reduction in gross profit, partially offset by lower operating expenses, mainly due to reduced selling expenses resulting from the lower volume.

In 2024, the refining cost in dollars per barrel was 11% higher than in 2023. This was mainly due to higher personnel expenses related to the collective labor agreement and increased costs with materials and services related to maintenance and conservation. The processed throughput was slightly higher in the year-over-year comparison (+0.8%), which, combined with the exchange rate effect, partially offset the increase in absolute costs.

Regarding the comparison between the quarters, the RTM gross profit was 21% higher than that of 3Q24, mainly due to higher margins on oil products in the domestic market. Adjusting for the effect of inventory turnover of $383 million in Q4 2024 and $186 million in Q3 2024, the RTM gross profit would have been US$ 1,115 million in Q4 2024 and US$ 1,050 million in Q3 2024.

It is worth noting that in Q4 2024, higher margins were observed in the domestic market, mainly for diesel, following the increase in international margins for this oil product. The sales volume in the domestic market was lower, primarily for diesel, due to seasonality with the end of the grain harvest and reduced industrial activity, and for LPG due to higher temperatures and lower industrial activity. On the other hand, there was a higher sales volume of gasoline and jet fuel, driven by the seasonality of the year-end holiday period.

In 4Q24, the operating income was 23% higher than in Q3 2024, reflecting the increase in gross profit, partially offset by the rise in operating expenses.

Finally, in 4Q24, the refining cost in dollars per barrel was 13% lower than in 3Q24. There were notable reductions in expenses with materials and services related to the maintenance and conservation of operational units, along with the exchange rate effect that contributed to the decrease in the absolute dollar value during the period. Throughput did not vary significantly between the quarters.

PETROBRAS | Performance Report | 4Q24	19

Results by business segment

Gas and Low Carbon Energies

Table 9 – G&LCE results

						Variation (%) (1)
US$ million	4Q24	3Q24	4Q23	2024	2023	4Q24 X 3Q24	4Q24 X 4Q23	2024 X 2023
Sales revenues	2,557	2,341	2,859	9,518	11,109	9.2	(10.6)	(14.3)
Gross profit	1,170	970	1,433	4,487	5,424	20.6	(18.4)	(17.3)
Operating expenses	(940)	(801)	(934)	(3,497)	(3,384)	17.4	0.6	3.3
Operating income	230	169	499	990	2,040	36.1	(53.9)	(51.5)
Net income (loss) attributable to the shareholders of Petrobras	152	109	308	682	1,286	39.4	(50.6)	(47.0)
Adjusted EBITDA of the segment	368	299	715	1,529	2,694	23.1	(48.5)	(43.2)
EBITDA margin of the segment (%)	14	13	25	16	24	2	(11)	(8)
ROCE (Return on Capital Employed) (%) (2)	4.2	6.2	10.7	4.2	10.7	(2.0)	(6.5)	(6.5)
Natural gas sales price - Brazil (US$/bbl)	57.79	59.61	62.60	62.25	68.22	(3.1)	(7.7)	(8.8)
Natural gas sales price - Brazil (US$/MMBtu)	9.74	10.05	10.56	10.50	11.50	(3.1)	(7.8)	(8.7)
Fixed revenues from power auctions (3)(4)	57	61	89	182	258	(8.0)	(36.6)	(29.3)
Average electricity sales price (US$/MWh) (4)(5)	73.55	28.11	18.63	62.83	14.23	161.7	294.8	341.7

(1) EBITDA margin and ROCE variations in percentage points.

(2) 3Q24 and 4Q23 figure revised due to the reclassification of fertilizer assets that left the G&LCE and were migrated to the RTM in 2023 and, until then, were not fully reflected in the ROCE calculation.

(3) The fixed revenue from auctions takes into account the remuneration for thermal availability and inflexible electricity committed in auctions.

(4) For the current period, the figures for the Energy segment are subject to possible changes once the final report from the Chamber of Electric Energy Commercialization - CCEE is issued.

(5) Previous quarter number revised after the issuance of the final report from the Chamber of Electric Energy Commercialization - CCEE.

In 2024, the gross profit was 17% lower than in 2023, reflecting lower volumes and gas selling prices, resulting from the opening of the natural gas market, the reduction in market share and the measures taken to preserve Petrobras's competitiveness, such as the performance premium that has been implemented since June. The terminations of energy contracts, both in the regulated and free markets, also contributed to the drop in the annual gross profit.

On the other hand, in 4Q24, the segment's gross profit was 21% higher than in 3Q24, due to the accounting of revenues from annual contractual commitments in December 2024. This increase in revenues offset the reduction in the average selling price of natural gas, resulting from exchange rate fluctuations and lower Brent prices.

PETROBRAS | Performance Report | 4Q24	20

Reconciliation of Adjusted EBITDA

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Resolution No. 156, of June 2022.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity-accounted investments; impairment, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 10 - Reconciliation of Adjusted EBITDA

						Variation (%) (*)
US$ million	4Q24	3Q24	4Q23	2024	2023	4Q24 X 3Q24	4Q24 X 4Q23	2024 X 2023
Net income (loss)	(2,766)	5,891	6,282	7,605	24,995	−	−	(69.6)
Net finance income (expense)	6,018	281	(295)	15,107	2,333	2041.6	−	547.5
Income taxes	(788)	2,205	1,966	3,537	10,401	−	−	(66.0)
Depreciation, depletion and amortization	2,996	2,983	3,632	12,479	13,280	0.4	(17.5)	(6.0)
EBITDA	5,460	11,360	11,585	38,728	51,009	(51.9)	(52.9)	(24.1)
Results of equity-accounted investments	323	23	69	627	304	1304.3	368.1	106.3
Impairment of assets (reversals), net	1,577	−	2,198	1,531	2,680	−	(28.3)	(42.9)
Results on disposal/write-offs of assets	(39)	97	(145)	(228)	(1,295)	−	(73.1)	(82.4)
Results from co-participation agreements in bid areas	(156)	−	(237)	(259)	(284)	−	(34.2)	(8.8)
Adjusted EBITDA	7,165	11,480	13,470	40,399	52,414	(37.6)	(46.8)	(22.9)
Adjusted EBITDA margin (%)	34	49	50	44	51	(15.0)	(16.0)	(7.0)
(*) EBITDA Margin variations in percentage points.

PETROBRAS | Performance Report | 4Q24	21

Exhibits

Exhibits

Financial statements

Table 11 - Income statement - Consolidated

US$ million	4Q24	3Q24	4Q23	2024	2023
Sales revenues	20,815	23,366	27,107	91,416	102,409
Cost of sales	(10,832)	(11,361)	(12,453)	(45,444)	(48,435)
Gross profit	9,983	12,005	14,654	45,972	53,974
Selling expenses	(1,080)	(1,193)	(1,329)	(4,874)	(5,038)
General and administrative expenses	(440)	(409)	(454)	(1,845)	(1,594)
Exploration costs	(198)	(406)	(154)	(913)	(982)
Research and development expenses	(218)	(195)	(214)	(789)	(726)
Other taxes	(108)	(55)	(247)	(1,251)	(890)
Impairment (losses) reversals, net	(1,577)	−	(2,198)	(1,531)	(2,680)
Other income and expenses, net	(3,575)	(1,347)	(2,036)	(7,893)	(4,031)
	(7,196)	(3,605)	(6,632)	(19,096)	(15,941)
Operating income	2,787	8,400	8,022	26,876	38,033
Finance income	434	491	588	1,954	2,169
Finance expenses	(1,072)	(881)	(1,047)	(5,957)	(3,922)
Foreign exchange gains (losses) and inflation indexation charges	(5,380)	109	754	(11,104)	(580)
Net finance income (expense)	(6,018)	(281)	295	(15,107)	(2,333)
Results of equity-accounted investments	(323)	(23)	(69)	(627)	(304)
Income (loss) before income taxes	(3,554)	8,096	8,248	11,142	35,396
Income taxes	788	(2,205)	(1,966)	(3,537)	(10,401)
Net Income (loss)	(2,766)	5,891	6,282	7,605	24,995
Net income (loss) attributable to:
Shareholders of Petrobras	(2,780)	5,870	6,259	7,528	24,884
Non-controlling interests	14	21	23	77	111

PETROBRAS | Performance Report | 4Q24	22

Exhibits

Table 12 - Statement of financial position – Consolidated

ASSETS - US$ million	12.31.2024	12.31.2023
Current assets	21,836	32,445
Cash and cash equivalents	3,271	12,727
Marketable securities	4,263	2,819
Trade and other receivables, net	3,566	6,135
Inventories	6,710	7,681
Recoverable taxes	1,966	1,178
Assets classified as held for sale	510	335
Other current assets	1,550	1,570
Non-current assets	159,809	184,622
Long-term receivables	20,610	26,798
Trade and other receivables, net	1,256	1,847
Marketable securities	582	2,409
Judicial deposits	11,748	14,746
Deferred income taxes	922	965
Other recoverable taxes	3,601	4,516
Other non-current assets	2,501	2,315
Investments	659	1,358
Property, plant and equipment	136,285	153,424
Intangible assets	2,255	3,042
Total assets	181,645	217,067

LIABILITIES - US$ million	12.31.2024	12.31.2023
Current liabilities	31,460	33,860
Trade payables	6,082	4,813
Finance debt	2,566	4,322
Lease liability	8,542	7,200
Taxes payable	4,684	5,466
Dividends payable	2,657	3,539
Provision for decommissioning costs	1,696	2,032
Employee benefits	2,315	2,932
Liabilities related to assets classified as held for sale	713	541
Other current liabilities	2,205	3,015
Non-current liabilities	90,835	104,232
Finance debt	20,596	24,479
Lease liability	28,607	26,599
Income taxes payable	530	299
Deferred income taxes	1,470	10,910
Employee benefits	10,672	15,579
Provision for legal proceedings	2,833	3,305

PETROBRAS | Performance Report | 4Q24	23

Provision for decommissioning costs	24,507	21,171
Other non-current liabilities	1,620	1,890
Shareholders' equity	59,350	78,975
Attributable to the shareholders of Petrobras	59,106	78,583
Share capital (net of share issuance costs)	107,101	107,101
Capital reserve and capital transactions	29	410
Profit reserves	61,446	72,641
Retained earnings (losses)	−	−
Accumulated other comprehensive deficit	(109,470)	(101,569)
Attributable to non-controlling interests	244	392
Total liabilities and shareholders' equity	181,645	217,067

PETROBRAS | Performance Report | 4Q24	24

Table 13 - Statement of cash flow – Consolidated

US$ million	4Q24	3Q24	4Q23	2024	2023
Cash flows from operating activities
Net income (loss) for the period	(2,766)	5,891	6,282	7,605	24,995
Adjustments for:
Pension and medical benefits	390	409	389	2,934	1,542
Results of equity-accounted investments	323	23	69	627	304
Depreciation, depletion and amortization	2,996	2,983	3,632	12,479	13,280
Impairment of assets (reversals), net	1,577	−	2,198	1,531	2,680
Inventory write down (write-back) to net realizable value	−	2	(3)	(42)	(7)
Allowance (reversals) for credit loss on trade and other receivables, net	206	6	(9)	260	40
Exploratory expenditure write-offs	68	309	11	482	421
Gain on disposal/write-offs of assets	(39)	97	(145)	(228)	(1,295)
Foreign exchange, indexation and finance charges	6,264	168	(316)	15,407	2,498
Income taxes	(788)	2,205	1,966	3,537	10,401
Revision and unwinding of discount on the provision for decommissioning costs	2,803	242	1,390	3,584	2,052
Results from co-participation agreements in bid areas	(156)	−	(237)	(259)	(284)
Early termination and cash outflows revision of lease agreements	(115)	(88)	(54)	(349)	(415)
Losses with legal, administrative and arbitration proceedings, net	188	287	125	996	797
Decrease (Increase) in assets
Trade and other receivables	200	163	(499)	1,822	88
Inventories	59	1	432	(295)	1,564
Judicial deposits	(185)	(160)	(623)	229	(1,723)
Other assets	(56)	(38)	155	(165)	324
Increase (Decrease) in liabilities
Trade payables	352	392	63	986	(954)
Other taxes payable	(667)	(459)	(10)	(2,988)	(431)
Pension and medical benefits	(243)	(276)	(244)	(1,001)	(927)
Provisions for legal proceedings	(171)	(96)	(225)	(467)	(591)
Other employee benefits	(209)	499	193	(80)	356
Provision for decommissioning costs	(232)	(282)	(305)	(977)	(902)
Other liabilities	(130)	(250)	(198)	(737)	(569)
Income taxes paid	(1,465)	(721)	(2,368)	(6,907)	(10,032)
Net cash provided by operating activities	8,204	11,307	11,669	37,984	43,212
Cash flows from investing activities
Acquisition of PP&E and intangible assets	(4,429)	(4,443)	(3,594)	(14,644)	(12,114)
Acquisition of equity interests	(9)	(7)	(2)	(22)	(24)
Proceeds from disposal of assets - Divestment	72	25	42	863	3,606
Financial compensation from co-participation agreements	−	−	−	397	391
Divestment (investment) in marketable securities	1,070	(374)	313	(109)	98

PETROBRAS | Performance Report | 4Q24	25

Dividends received	25	57	13	146	88
Net cash (used in) provided by investing activities	(3,271)	(4,742)	(3,228)	(13,369)	(7,955)
Cash flows from financing activities
Changes in non-controlling interest	23	(232)	103	(84)	1
Financing and loans, net:
Proceeds from finance debt	576	986	910	2,129	2,210
Repayment of principal - finance debt	(2,309)	(1,909)	(1,711)	(6,536)	(4,193)
Repayment of interest - finance debt	(389)	(534)	(406)	(1,918)	(1,978)
Repayment of lease liability	(2,099)	(1,913)	(1,792)	(7,895)	(6,286)
Dividends paid to Shareholders of Petrobras	(5,456)	(2,293)	(4,436)	(18,327)	(19,670)
Share repurchase program	−	−	(538)	(380)	(735)
Dividends paid to non-controlling interests	−	−	(1)	(77)	(49)
Net cash used in financing activities	(9,654)	(5,895)	(7,871)	(33,088)	(30,700)
Effect of exchange rate changes on cash and cash equivalents	(702)	140	47	(983)	174
Net change in cash and cash equivalents	(5,423)	810	617	(9,456)	4,731
Cash and cash equivalents at the beginning of the period	8,694	7,884	12,110	12,727	7,996
Cash and cash equivalents at the end of the period	3,271	8,694	12,727	3,271	12,727

PETROBRAS | Performance Report | 4Q24	26

Exhibits

Table 14 – Net revenues by products

						Variation (%)
US$ million	4Q24	3Q24	4Q23	2024	2023	4Q24 X 3Q24	4Q24 X 4Q23	2024 X 2023
Diesel	6,436	7,031	8,685	27,522	32,260	(8.5)	(25.9)	(14.7)
Gasoline	3,274	3,140	3,428	12,692	14,309	4.3	(4.5)	(11.3)
Liquefied petroleum gas (LPG)	766	849	784	3,166	3,506	(9.8)	(2.3)	(9.7)
Jet fuel	1,041	1,146	1,338	4,518	5,015	(9.2)	(22.2)	(9.9)
Naphtha	479	480	480	1,869	1,837	(0.2)	(0.2)	1.7
Fuel oil (including bunker fuel)	190	209	324	976	1,158	(9.1)	(41.4)	(15.7)
Other oil products	969	1,212	1,064	4,273	4,428	(20.0)	(8.9)	(3.5)
Subtotal oil products	13,155	14,067	16,103	55,016	62,513	(6.5)	(18.3)	(12.0)
Natural gas	1,097	1,152	1,325	4,707	5,632	(4.8)	(17.2)	(16.4)
Crude oil	913	1,143	1,478	4,334	5,475	(20.1)	(38.2)	(20.8)
Renewables and nitrogen products	76	73	32	223	94	4.1	137.5	137.2
Revenues from non-exercised rights	77	101	215	439	860	(23.8)	(64.2)	(49.0)
Electricity	235	277	234	744	657	(15.2)	0.4	13.2
Services, agency and others	171	192	262	812	1,059	(10.9)	(34.7)	(23.3)
Total domestic market	15,724	17,005	19,649	66,275	76,290	(7.5)	(20.0)	(13.1)
Exports	4,893	6,214	7,260	24,251	25,012	(21.3)	(32.6)	(3.0)
Crude oil	3,589	4,627	5,202	18,290	18,447	(22.4)	(31.0)	(0.9)
Fuel oil (including bunker fuel)	1,049	1,278	1,380	4,775	5,114	(17.9)	(24.0)	(6.6)
Other oil products and other products	255	309	678	1,186	1,451	(17.5)	(62.4)	(18.3)
Sales abroad (*)	198	147	198	890	1,107	34.7	−	(19.6)
Total foreign market	5,091	6,361	7,458	25,141	26,119	(20.0)	(31.7)	(3.7)
Total	20,815	23,366	27,107	91,416	102,409	(10.9)	(23.2)	(10.7)
(*) Sales revenues from operations outside of Brazil, including trading and excluding exports.

PETROBRAS | Performance Report | 4Q24	27

Table 15 – Cost of goods sold by nature

						Variation (%)
US$ million	4Q24	3Q24	4Q23	2024	2023	4Q24 X 3Q24	4Q24 X 4Q23	2024 X 2023
Raw material, products for resale, materials and third-party services (*)	(5,438)	(5,632)	(5,351)	(22,368)	(21,912)	(3.4)	1.6	2.1
Acquisitions	(3,973)	(4,134)	(3,727)	(16,278)	(16,198)	(3.9)	6.6	0.5
Crude oil imports	(2,323)	(2,386)	(2,925)	(9,458)	(9,358)	(2.6)	(20.6)	1.1
Oil products imports	(1,099)	(1,320)	(209)	(5,080)	(4,649)	(16.7)	425.8	9.3
Natural gas imports	(551)	(428)	(593)	(1,740)	(2,191)	28.7	(7.1)	(20.6)
Third-party services and others	(1,465)	(1,498)	(1,624)	(6,090)	(5,714)	(2.2)	(9.8)	6.6
Depreciation, depletion and amortization	(2,343)	(2,362)	(3,039)	(9,777)	(10,779)	(0.8)	(22.9)	(9.3)
Production taxes	(2,620)	(2,836)	(3,255)	(11,392)	(12,108)	(7.6)	(19.5)	(5.9)
Employee compensation	(411)	(435)	(465)	(1,888)	(1,690)	(5.5)	(11.6)	11.7
Inventory turnover	(20)	(96)	(343)	(19)	(1,946)	(79.2)	(94.2)	(99.0)
Total	(10,832)	(11,361)	(12,453)	(45,444)	(48,435)	(4.7)	(13.0)	(6.2)
(*) It Includes short-term leases.

PETROBRAS | Performance Report | 4Q24	28

Exhibits

Table 16 – Operating expenses

						Variation (%)
US$ million	4Q24	3Q24	4Q23	2024	2023	4Q24 X 3Q24	4Q24 X 4Q23	2024 X 2023
Selling, General and Administrative Expenses	(1,520)	(1,602)	(1,783)	(6,719)	(6,632)	(5.1)	(14.8)	1.3
Selling expenses	(1,080)	(1,193)	(1,329)	(4,874)	(5,038)	(9.5)	(18.7)	(3.3)
Materials, third-party services, freight, rent and other related costs	(889)	(1,002)	(1,146)	(4,080)	(4,296)	(11.3)	(22.4)	(5.0)
Depreciation, depletion and amortization	(172)	(159)	(143)	(670)	(609)	8.2	20.3	10.0
Reversal (allowance) for expected credit losses	10	−	(8)	2	(22)	−	−	−
Employee compensation	(29)	(32)	(32)	(126)	(111)	(9.4)	(9.4)	13.5
General and administrative expenses	(440)	(409)	(454)	(1,845)	(1,594)	7.6	(3.1)	15.7
Employee compensation	(269)	(278)	(289)	(1,204)	(1,036)	(3.2)	(6.9)	16.2
Materials, third-party services, rent and other related costs	(133)	(96)	(129)	(495)	(435)	38.5	3.1	13.8
Depreciation, depletion and amortization	(38)	(35)	(36)	(146)	(123)	8.6	5.6	18.7
Exploration costs	(198)	(406)	(154)	(913)	(982)	(51.2)	28.6	(7.0)
Research and Development	(218)	(195)	(214)	(789)	(726)	11.8	1.9	8.7
Other taxes	(108)	(55)	(247)	(1,251)	(890)	96.4	(56.3)	40.6
Impairment (losses) reversals, net	(1,577)	−	(2,198)	(1,531)	(2,680)	−	(28.3)	(42.9)
Other income and expenses, net	(3,575)	(1,347)	(2,036)	(7,893)	(4,031)	165.4	75.6	95.8
Total	(7,196)	(3,605)	(6,632)	(19,096)	(15,941)	99.6	8.5	19.8

PETROBRAS | Performance Report | 4Q24	29

Exhibits

Table 17 – Financial results

						Variation (%)
US$ million	4Q24	3Q24	4Q23	2024	2023	4Q24 X 3Q24	4Q24 X 4Q23	2024 X 2023
Finance income	434	491	588	1,954	2,169	(11.6)	(26.2)	(9.9)
Income from investments and marketable securities (Government Bonds)	332	363	446	1,507	1,657	(8.5)	(25.6)	(9.1)
Other finance income	102	128	142	447	512	(20.3)	(28.2)	(12.7)
Finance expenses	(1,072)	(881)	(1,047)	(5,957)	(3,922)	21.7	2.4	51.9
Interest on finance debt	(518)	(555)	(549)	(2,146)	(2,264)	(6.7)	(5.6)	(5.2)
Unwinding of discount on lease liability	(617)	(544)	(532)	(2,265)	(1,785)	13.4	16.0	26.9
Capitalized borrowing costs	413	398	363	1,570	1,290	3.8	13.8	21.7
Unwinding of discount on the provision for decommissioning costs	(228)	(242)	(210)	(1,000)	(857)	(5.8)	8.6	16.7
Tax settlement programs - federal taxes	19	125	−	(1,785)	−	(84.8)	−	−
Other finance expenses	(141)	(63)	(119)	(331)	(306)	123.8	18.5	8.2
Foreign exchange gains (losses) and indexation charges	(5,380)	109	754	(11,104)	(580)	−	−	1814.5
Foreign exchange gains (losses)	(4,625)	587	880	(8,459)	2,268	−	−	−
Real x U.S. dollar	(4,755)	701	979	(8,503)	2,396	−	−	−
Other currencies	130	(114)	(99)	44	(128)	−	−	−
Reclassification of hedge accounting to the Statement of Income	(874)	(821)	(773)	(2,992)	(3,763)	6.5	13.1	(20.5)
Tax settlement programs - federal taxes	(32)	(15)	−	(267)	−	113.3	−	−
Indexation to the Selic interest rate of anticipated dividends and dividends payable	88	18	129	(282)	(299)	388.9	(31.8)	(5.7)
Legal agreement with Eletrobras - compulsory loans	−	−	236	−	236	−	−	−
Recoverable taxes inflation indexation income	15	173	91	92	204	(91.3)	(83.5)	(54.9)
Other foreign exchange gains and indexation charges, net	48	167	191	804	774	(71.3)	(74.9)	3.9
Total	(6,018)	(281)	295	(15,107)	(2,333)	2041.6	−	547.5

PETROBRAS | Performance Report | 4Q24	30

Exhibits

Financial information by business segment

Table 18 - Consolidated income by business segment – 2024

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Sales revenues	60,516	85,281	9,518	319	(64,218)	91,416
Intersegments	60,208	1,035	2,969	6	(64,218)	−
Third parties	308	84,246	6,549	313	−	91,416
Cost of sales	(24,823)	(78,836)	(5,031)	(294)	63,540	(45,444)
Gross profit	35,693	6,445	4,487	25	(678)	45,972
Expenses	(7,639)	(3,257)	(3,497)	(4,703)	−	(19,096)
Selling expenses	(1)	(1,928)	(2,936)	(9)	−	(4,874)
General and administrative expenses	(64)	(356)	(115)	(1,310)	−	(1,845)
Exploration costs	(913)	−	−	−	−	(913)
Research and development expenses	(629)	(6)	(4)	(150)	−	(789)
Other taxes	(692)	(47)	(18)	(494)	−	(1,251)
Impairment (losses) reversals, net	(1,244)	(300)	−	13	−	(1,531)
Other income and expenses, net	(4,096)	(620)	(424)	(2,753)	−	(7,893)
Operating income (loss)	28,054	3,188	990	(4,678)	(678)	26,876
Net finance income (expense)	−	−	−	(15,107)	−	(15,107)
Results of equity-accounted investments	76	(780)	80	(3)	−	(627)
Income (loss) before income taxes	28,130	2,408	1,070	(19,788)	(678)	11,142
Income taxes	(9,540)	(1,084)	(335)	7,190	232	(3,537)
Net income (loss)	18,590	1,324	735	(12,598)	(446)	7,605
Net income (loss) attributable to:
Shareholders of Petrobras	18,593	1,324	682	(12,625)	(446)	7,528
Non-controlling interests	(3)	−	53	27	−	77

PETROBRAS | Performance Report | 4Q24	31

Exhibits

Table 19 - Consolidated income by business segment – 2023

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Sales revenues	66,880	94,868	11,109	365	(70,813)	102,409
Intersegments	66,113	1,404	3,285	11	(70,813)	−
Third parties	767	93,464	7,824	354	−	102,409
Cost of sales	(27,239)	(85,699)	(5,685)	(370)	70,558	(48,435)
Gross profit	39,641	9,169	5,424	(5)	(255)	53,974
Expenses	(5,615)	(4,086)	(3,384)	(2,857)	1	(15,941)
Selling expenses	(12)	(2,156)	(2,838)	(33)	1	(5,038)
General and administrative expenses	(74)	(327)	(80)	(1,113)	−	(1,594)
Exploration costs	(982)	−	−	−	−	(982)
Research and development expenses	(569)	(16)	(3)	(138)	−	(726)
Other taxes	(454)	(27)	(49)	(360)	−	(890)
Impairment (losses) reversals, net	(2,105)	(524)	(81)	30	−	(2,680)
Other income and expenses, net	(1,419)	(1,036)	(333)	(1,243)	−	(4,031)
Operating income (loss)	34,026	5,083	2,040	(2,862)	(254)	38,033
Net finance income (expense)	−	−	−	(2,333)	−	(2,333)
Results of equity-accounted investments	(7)	(318)	10	11	−	(304)
Income (loss) before income taxes	34,019	4,765	2,050	(5,184)	(254)	35,396
Income taxes	(11,571)	(1,729)	(693)	3,506	86	(10,401)
Net income (loss)	22,448	3,036	1,357	(1,678)	(168)	24,995
Net income (loss) attributable to:
Shareholders of Petrobras	22,453	3,036	1,286	(1,723)	(168)	24,884
Non-controlling interests	(5)	−	71	45	−	111

PETROBRAS | Performance Report | 4Q24	32

Exhibits

Table 20 - Quarterly consolidated income by business segment – 4Q24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Sales revenues	13,388	19,291	2,557	79	(14,500)	20,815
Intersegments	13,333	258	908	1	(14,500)	−
Third parties	55	19,033	1,649	78	−	20,815
Cost of sales	(6,002)	(17,793)	(1,387)	(70)	14,420	(10,832)
Gross profit	7,386	1,498	1,170	9	(80)	9,983
Expenses	(4,236)	(939)	(940)	(1,081)	−	(7,196)
Selling expenses	−	(359)	(728)	7	−	(1,080)
General and administrative expenses	(21)	(91)	(21)	(307)	−	(440)
Exploration costs	(198)	−	−	−	−	(198)
Research and development expenses	(178)	(2)	(2)	(36)	−	(218)
Other taxes	45	(15)	(4)	(134)	−	(108)
Impairment (losses) reversals, net	(1,240)	(337)	−	−	−	(1,577)
Other income and expenses, net	(2,644)	(135)	(185)	(611)	−	(3,575)
Operating income (loss)	3,150	559	230	(1,072)	(80)	2,787
Net finance income (expense)	−	−	−	(6,018)	−	(6,018)
Results of equity-accounted investments	14	(354)	14	3	−	(323)
Income (loss) before income taxes	3,164	205	244	(7,087)	(80)	(3,554)
Income taxes	(1,071)	(190)	(78)	2,100	27	788
Net income (loss)	2,093	15	166	(4,987)	(53)	(2,766)
Net income (loss) attributable to:
Shareholders of Petrobras	2,094	15	152	(4,988)	(53)	(2,780)
Non-controlling interests	(1)	−	14	1	−	14

PETROBRAS | Performance Report | 4Q24	33

Exhibits

Table 21 - Quarterly consolidated income by business segment – 3Q24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Sales revenues	15,383	21,739	2,341	82	(16,179)	23,366
Intersegments	15,310	226	642	1	(16,179)	−
Third parties	73	21,513	1,699	81	−	23,366
Cost of sales	(5,979)	(20,503)	(1,371)	(76)	16,568	(11,361)
Gross profit	9,404	1,236	970	6	389	12,005
Expenses	(1,222)	(781)	(801)	(801)	−	(3,605)
Selling expenses	−	(480)	(711)	(2)	−	(1,193)
General and administrative expenses	(1)	(89)	(31)	(288)	−	(409)
Exploration costs	(406)	−	−	−	−	(406)
Research and development expenses	(163)	(2)	(2)	(28)	−	(195)
Other taxes	92	(4)	(5)	(138)	−	(55)
Impairment (losses) reversals, net	−	−	−	−	−	−
Other income and expenses, net	(744)	(206)	(52)	(345)	−	(1,347)
Operating income (loss)	8,182	455	169	(795)	389	8,400
Net finance income (expense)	−	−	−	(281)	−	(281)
Results of equity-accounted investments	15	(45)	9	(2)	−	(23)
Income (loss) before income taxes	8,197	410	178	(1,078)	389	8,096
Income taxes	(2,782)	(155)	(57)	921	(132)	(2,205)
Net income (loss)	5,415	255	121	(157)	257	5,891
Net income (loss) attributable to:
Shareholders of Petrobras	5,416	255	109	(167)	257	5,870
Non-controlling interests	(1)	−	12	10	−	21

PETROBRAS | Performance Report | 4Q24	34

Exhibits

Table 22 - Other income and expenses by segment – 2024

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Stoppages for asset maintenance and pre-operating expenses	(2,419)	(80)	(98)	(20)	−	(2,617)
Losses on decommissioning of returned/abandoned areas	(2,584)	−	−	−	−	(2,584)
Pension and medical benefits - retirees	−	−	−	(2,196)	−	(2,196)
Losses with legal, administrative and arbitration proceedings	(386)	(411)	(30)	(169)	−	(996)
Variable compensation programs	(407)	(227)	(47)	(251)	−	(932)
Operating expenses with thermoelectric power plants	−	−	(221)	−	−	(221)
Results from co-participation agreements in bid areas	259	−	−	−	−	259
Ship/take or pay agreements	5	79	132	3	−	219
Results on disposal/write-offs of assets	234	51	18	(75)	−	228
Others	1,202	(32)	(178)	(45)	−	947
Total	(4,096)	(620)	(424)	(2,753)	−	(7,893)

Table 23 - Other income and expenses by segment – 2023

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Stoppages for asset maintenance and pre-operating expenses	(2,105)	(21)	(52)	(27)	−	(2,205)
Losses on decommissioning of returned/abandoned areas	(1,195)	−	−	−	−	(1,195)
Pension and medical benefits - retirees	−	−	−	(1,172)	−	(1,172)
Losses with legal, administrative and arbitration proceedings	(300)	(391)	(9)	(97)	−	(797)
Variable compensation programs	(416)	(268)	(53)	(274)	−	(1,011)
Operating expenses with thermoelectric power plants	−	−	(189)	−	−	(189)
Results from co-participation agreements in bid areas	284	−	−	−	−	284
Ship/take or pay agreements	4	40	192	2	−	238
Results on disposal/write-offs of assets	1,370	(35)	(48)	8	−	1,295
Others	939	(361)	(174)	317	−	721
Total	(1,419)	(1,036)	(333)	(1,243)	−	(4,031)

PETROBRAS | Performance Report | 4Q24	35

Exhibits

Table 24 - Other income and expenses by segment – 4Q24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Stoppages for asset maintenance and pre-operating expenses	(524)	(14)	(47)	(8)	−	(593)
Losses on decommissioning of returned/abandoned areas	(2,575)	−	−	−	−	(2,575)
Pension and medical benefits - retirees	−	−	−	(289)	−	(289)
Losses with legal, administrative and arbitration proceedings	(94)	(42)	(15)	(37)	−	(188)
Variable compensation programs	(31)	(38)	(5)	(28)	−	(102)
Operating expenses with thermoelectric power plants	−	−	(52)	−	−	(52)
Results from co-participation agreements in bid areas	156	−	−	−	−	156
Ship/take or pay agreements	2	47	23	1	−	73
Results on disposal/write-offs of assets	55	(4)	(5)	(7)	−	39
Others	367	(84)	(84)	(243)	−	(44)
Total	(2,644)	(135)	(185)	(611)	−	(3,575)

PETROBRAS | Performance Report | 4Q24	36

Exhibits

Table 25 - Other income and expenses by segment – 3Q24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Stoppages for asset maintenance and pre-operating expenses	(639)	(13)	(18)	(2)	−	(672)
Losses on decommissioning of returned/abandoned areas	−	−	−	−	−	−
Pension and medical benefits - retirees	−	−	−	(305)	−	(305)
Gains (losses) with legal, administrative and arbitration proceedings	(104)	(196)	21	(8)	−	(287)
Variable compensation programs	(173)	(61)	(16)	(90)	−	(340)
Operating expenses with thermoelectric power plants	−	−	(50)	−	−	(50)
Results from co-participation agreements in bid areas	−	−	−	−	−	−
Ship/take or pay agreements	1	7	49	1	−	58
Results on disposal/write-offs of assets	(58)	(13)	−	(26)	−	(97)
Others	229	70	(38)	85	−	346
Total	(744)	(206)	(52)	(345)	−	(1,347)

PETROBRAS | Performance Report | 4Q24	37

Exhibits

Table 26 - Consolidated assets by business segment – 12.31.2024

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Total assets	125,551	27,725	5,260	27,289	(4,180)	181,645
Current assets	2,697	9,017	379	13,923	(4,180)	21,836
Non-current assets	122,854	18,708	4,881	13,366	−	159,809
Long-term receivables	7,056	2,217	91	11,246	−	20,610
Investments	299	114	182	64	−	659
Property, plant and equipment	113,761	16,257	4,541	1,726	−	136,285
Operating assets	91,895	14,828	3,936	1,242	−	111,901
Assets under construction	21,866	1,429	605	484	−	24,384
Intangible assets	1,738	120	67	330	−	2,255

Table 27 - Consolidated assets by business segment – 12.31.2023

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Total assets	138,868	34,802	6,776	41,899	(5,278)	217,067
Current assets	2,804	11,002	370	23,547	(5,278)	32,445
Non-current assets	136,064	23,800	6,406	18,352	−	184,622
Long-term receivables	9,028	2,068	83	15,619	−	26,798
Investments	344	811	145	58	−	1,358
Property, plant and equipment	124,254	20,786	6,101	2,283	−	153,424
Operating assets	108,405	18,128	3,605	1,770	−	131,908
Assets under construction	15,849	2,658	2,496	513	−	21,516
Intangible assets	2,438	135	77	392	−	3,042

PETROBRAS | Performance Report | 4Q24	38

Exhibits

Table 28 - Reconciliation of Adjusted EBITDA by business segment – 2024

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Net income (loss)	18,590	1,324	735	(12,598)	(446)	7,605
Net finance income (expense)	−	−	−	15,107	−	15,107
Income taxes	9,540	1,084	335	(7,190)	(232)	3,537
Depreciation, depletion and amortization	9,292	2,495	557	135	−	12,479
EBITDA	37,422	4,903	1,627	(4,546)	(678)	38,728
Results of equity-accounted investments	(76)	780	(80)	3	−	627
Impairment of assets (reversals), net	1,244	300	−	(13)	−	1,531
Results on disposal/write-offs of assets	(234)	(51)	(18)	75	−	(228)
Results from co-participation agreements in bid areas	(259)	−	−	−	−	(259)
Adjusted EBITDA	38,097	5,932	1,529	(4,481)	(678)	40,399

Table 29 - Reconciliation of Adjusted EBITDA by business segment – 2023

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Net income (loss)	22,448	3,036	1,357	(1,678)	(168)	24,995
Net finance income (expense)	−	−	−	2,333	−	2,333
Income taxes	11,571	1,729	693	(3,506)	(86)	10,401
Depreciation, depletion and amortization	10,230	2,410	525	115	−	13,280
EBITDA	44,249	7,175	2,575	(2,736)	(254)	51,009
Results of equity-accounted investments	7	318	(10)	(11)	−	304
Impairment of assets (reversals), net	2,105	524	81	(30)	−	2,680
Results on disposal/write-offs of assets	(1,370)	35	48	(8)	−	(1,295)
Results from co-participation agreements in bid areas	(284)	−	−	−	−	(284)
Adjusted EBITDA	44,707	8,052	2,694	(2,785)	(254)	52,414

PETROBRAS | Performance Report | 4Q24	39

Exhibits

Table 30 - Reconciliation of Adjusted EBITDA by business segment – 4Q24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Net income (loss)	2,093	15	166	(4,987)	(53)	(2,766)
Net finance income (expense)	−	−	−	6,018	−	6,018
Income taxes	1,071	190	78	(2,100)	(27)	(788)
Depreciation, depletion and amortization	2,225	600	133	38	−	2,996
EBITDA	5,389	805	377	(1,031)	(80)	5,460
Results of equity-accounted investments	(14)	354	(14)	(3)	−	323
Impairment of assets (reversals), net	1,240	337	−	−	−	1,577
Results on disposal/write-offs of assets	(55)	4	5	7	−	(39)
Results from co-participation agreements in bid areas	(156)	−	−	−	−	(156)
Adjusted EBITDA	6,404	1,500	368	(1,027)	(80)	7,165

Table 31 - Reconciliation of Adjusted EBITDA by business segment – 3Q24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Net income (loss)	5,415	255	121	(157)	257	5,891
Net finance income (expense)	−	−	−	281	−	281
Income taxes	2,782	155	57	(921)	132	2,205
Depreciation, depletion and amortization	2,211	610	130	32	−	2,983
EBITDA	10,408	1,020	308	(765)	389	11,360
Results of equity-accounted investments	(15)	45	(9)	2	−	23
Impairment of assets (reversals), net	−	−	−	−	−	−
Results on disposal/write-offs of assets	58	13	−	26	−	97
Results from co-participation agreements in bid areas	−	−	−	−	−	−
Adjusted EBITDA	10,451	1,078	299	(737)	389	11,480

PETROBRAS | Performance Report | 4Q24	40

Glossary

Glossary

A

Adjusted cash and cash equivalents: Sum of cash and cash equivalents and investments in securities in domestic and international markets that have high liquidity, i.e., convertible into cash within 3 months, even if maturity is longer than 12 months, held for the purpose of complying with cash commitments. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA: Adjusted EBITDA (a non-GAAP measure defined as net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment of assets (reversals); results on disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA; and results from co-participation agreements in bid areas).

Adjusted EBITDA margin: Adjusted EBITDA divided by sales revenues.

Average capital employed: quarterly average considering inventories, intangibles and fixed assets at historical exchange rates.

C

CAPEX – Capital Expenditure: investments that encompasses acquisition of property, plant, and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs.

E

Exploration & Production (E&P): The segment covers the exploration, development and production of crude oil, NGL and natural gas in Brazil and abroad, with the main aim of supplying our domestic refineries. This segment also operates through partnerships with other companies, including interests in foreign companies in this segment.

F

Free cash flow: Corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

PETROBRAS | Performance Report | 4Q24	41

Glossary

G

Gas & Low Carbon Energy (G&LCE): The segment covers the logistics and commercialization of natural gas and electricity, the transportation and commercialization of LNG, the generation of electricity through thermoelectric plants, as well as the processing of natural gas. It also includes renewable energy businesses, low carbon services (carbon capture, utilization and storage) and the production of biodiesel and its products.

I

Investments: Capital expenditures based on the cost assumptions and financial methodology adopted in our Strategic Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

L

Leverage: Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost: An indicator that represents the lifting cost per barrel of oil equivalent, considering the ratio between production and costs. It includes expenses for the execution and maintenance of production. Costs related to the leasing of third-party platforms, production taxes, and depreciation, depletion, and amortization are not considered in this indicator.

Lifting Cost + Leases: An indicator that includes costs related to the leasing of third-party platforms in the calculation of Lifting Cost. Costs related to production taxes and depreciation, depletion, and amortization are not considered.

Lifting Cost + Production Taxes: An indicator that includes costs related to production taxes in the calculation of Lifting Cost. Costs related to the leasing of third-party platforms and depreciation, depletion, and amortization are not considered.

Lifting Cost + Production Taxes + Leases: An indicator that includes costs related to the leasing of third-party platforms and production taxes in the calculation of Lifting Cost. Costs related to depreciation, depletion, and amortization are not considered.

LTM Adjusted EBITDA: Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

N

Net Debt: Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment: The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

PETROBRAS | Performance Report | 4Q24	42

Glossary

O

Operating profit after taxes: Adjusted EBITDA, minus DD&A of assets booked at historical exchange rates and 34% income tax rate.

R

Refining, Transportation and Marketing (RTM): The segment covers refining, logistics, transportation, acquisition and export of crude oil, as well as trading in oil products in Brazil and abroad. This segment also includes petrochemical operations (involving interests in petrochemical companies in Brazil) and fertilizer production.

ROCE: operating profit after taxes / average capital employed, both measured in US$ on a LTM basis

PETROBRAS | Performance Report | 4Q24	43

PETROBRAS

Petrobras | Investor Relations

www.petrobras.com.br/ir

PETR B3 LISTED N2 | PBR LISTED NYSE | PBRA LISTED NYSE | XPBRA | XPBR

MINISTÉRIO DE MINAS E ENERGIA

GOVERNO FEDERAL BRASIL UNIÃO E RECONSTRUÇÃO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer